November 9, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Mr. H. Christopher Owings, Assistant Director

Re:	Delhaize Group
Form 20-F for Fiscal Year Ended December 31, 2009
Filed June 28, 2010
File No. 333-13302

Dear Mr. Owings:

We are preparing our response to the comments received from the staff of the U.S. Securities and Exchange Commission by facsimile dated October 29, 2010, regarding Delhaize Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed on June 28, 2010, and will submit our response no later than November 19, 2010.

If you have any questions regarding the foregoing, please do not hesitate to contact me at + 32 2 412 22 11.

Sincerely,

/s/ Stéfan Descheemaeker
Stéfan Descheemaeker, Executive Vice President and Chief Financial Officer